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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For October 25, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ------------------------
                                       Jan M. Campbell
                                       Corporate Secretary


Date:  October 25, 2005


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                                  NEWS RELEASE


Calgary, Alberta, Canada - October 25, 2005


                 UNITED STATES RESIDENT SHAREHOLDER INFORMATION
       REGARDING ESTIMATED CURRENT OR ACCUMULATED EARNINGS AND PROFITS OF
                         PRECISION DRILLING CORPORATION

Pursuant to the Information Circular, dated October 3, 2005, regarding the Plan of Arrangement ("Arrangement") for the conversion of Precision Drilling Corporation ("Precision") to Precision Drilling Trust ("Trust"), the information contained herein is to provide shareholders who are United States persons ("U.S. Shareholders") with information pertaining to the current or accumulated earnings and profits of Precision for its taxable year ended December 31, 2005.

As indicated in the second last paragraph on page 52 of the Information Circular, the receipt of Weatherford Shares and the Special Cash Payment by U.S. Shareholders should result in dividend income for United States federal income tax purposes to the extent of their allocable share of Precision's current or accumulated earnings and profits as at its taxable yearend. The company will not be able to provide U.S. Shareholders with the final calculation of the current or accumulated earnings and profits until after the Arrangement is completed, and after the end of the taxable year of Precision. Based on current estimates, Precision expects that a significant portion (greater than 50%) of the sum of the value of the Weatherford Shares and Special Cash Payment should constitute dividend income for United States federal income tax purposes.

The final calculation of the current or accumulated earnings and profits of Precision and the portion of the distribution that will be treated as a dividend for U.S. federal income tax purposes will be posted on the company's website www.precisiondrilling.com in January 2006. United States shareholders should consult the United States Federal Income Tax Consequences section of the Information Circular for a more detailed discussion of the United States federal income tax consequences of the Arrangement and all shareholders are urged to consult their own tax advisers as to the specific United States federal and state tax consequences of the Arrangement based upon their particular circumstances.

Certain statements contained in this press release may contain words such as "anticipate", "estimate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts. These statements are "forward-looking statements" within the meaning of
Section 27A of the SECURITIES ACT OF 1933 and Section 21E of the SECURITIES ACT OF 1934. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of the entities discussed in this Press Release to be materially different from any future results, performances or achievements expressed or implied by such

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forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; the demand for services provided by Precision; changes in laws and regulations, including environmental and tax laws and regulations, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the US Securities and Exchange Commission.

Precision is listed on the Toronto Stock Exchange under the trading symbols "PD" and "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Mr. Robert T. German, Vice President and Chief Accounting Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Telephone: (403) 716-4500, Fax: (403) 264-0251, Website:
www.precisiondrilling.com.